Exhibit 2
Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2006
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 26, 2007.
2006 FINANCIAL/OPERATIONAL HIGHLIGHTS
•	Record net earnings of $408.3 million ($0.94 per share), compared to $286 million ($0.91 per share) in 2005. Adjusted net earnings (1) amounted to $434.2 million ($1.00 per share) for 2006.

•	Operating cash flows increased substantially to $791.3 million, compared to $465.8 million in 2005.

•	Gold production increased almost 50% to 1,693,300 ounces (2005 — 1,136,300 ounces).

•	Total cash costs of $33 per ounce (net of by-product copper and silver credits), compared to $22 per ounce in 2005. (2)

•	Dividends paid of $79.1 million for the year.

•	Cash and cash equivalents at December 31, 2006 totaled $555.2 million (December 31, 2005 — $562.2 million).
CORPORATE DEVELOPMENT HIGHLIGHTS
•	On March 31, 2006, Goldcorp acquired the Éléonore gold project in Quebec from Virginia Gold Mines Ltd. (“Virginia”) for total consideration of $406 million, by issuing 19.3 million common shares and warrants of Goldcorp.

•	On May 12, 2006, Goldcorp closed on the agreement with Barrick Gold Corporation (“Barrick”) to acquire Placer Dome Inc’s (“Placer Dome’s”) Canadian operations and other assets for cash of approximately $1.6 billion.

•	Goldcorp closed the early warrant exercise transaction during the second quarter. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities used to fund the acquisition of certain Placer Dome assets.

•	On November 4, 2006, Goldcorp closed the agreement with Glamis Gold Ltd (“Glamis”) to combine, thus creating one of the world’s largest gold companies. Each Glamis common share was exchanged for 1.69 Goldcorp common share and C$0.0001 in cash for a total purchase price of approximately $8.2 billion.

•	On February 19, 2007, Goldcorp announced that it had signed a Letter of Intent to sell Peak mine in Australia and Amapari mine in Brazil to GPJ Ventures Ltd in exchange for $200 million in cash and $100 million in share considerations. Goldcorp will own approximately 22% of the new company upon close of the transaction.

(1)	Adjusted net earnings are reported net earnings less the gain on sales of subsidiary shares after tax of $88 million, less foreign exchange on revaluation of future income tax liabilities of $5 million, less dilution gain of $64 million and adding back the write down of mineral interests of $175 million and non-hedge derivative after tax gain of $3 million and loss on marketable securities of $5 million. Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information
GOLDCORP     |     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the Peak gold mine in Australia and the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company, and 77% interest in Terrane Metals Corp (“Terrane”, formerly Atlas Cromwell Ltd), a publicly traded exploration company.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and Toronto Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producer with operations throughout the Americas and Australia.
ACQUISITION OF GLAMIS GOLD LTD
On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) entered into an agreement to combine the two companies. On October 26, 2006, the Glamis shareholders overwhelmingly approved the transaction under the plan of arrangement and the transaction closed on November 4, 2006.
Upon closure of the acquisition, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (''SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
2     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Glamis assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets — Impairment and Business Combination” (Emerging Issues Committee Abstract 152). Although the final results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
ACQUISITION OF CERTAIN PLACER DOME MINING ASSETS
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome Inc (“Placer Dome”)’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. Goldcorp has acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp owns approximately a 77% equity interest in Terrane’s issued and outstanding shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed in February 2007, supporting management’s allocation of the purchase consideration.
ACQUISITION OF VIRGINIA GOLD MINES INC
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.
ACQUISITION OF WHEATON RIVER MINERALS LTD
In December 2004, Goldcorp and Wheaton River Minerals Ltd (“Wheaton”) announced a take-over bid by Goldcorp for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On February 14, 2005, the minimum two-thirds bid requirement under the
GOLDCORP     |     3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
terms of the Goldcorp offer was satisfied. With conditions met, a special $0.50 per share cash dividend, totaling approximately $95 million, was paid to existing Goldcorp shareholders. Goldcorp included, with the exception of net earnings, 100% of Wheaton’s operating results from February 14 to April 15, 2005. Net earnings for this period include 82% of Wheaton’s operating results. On April 15, 2005, Goldcorp acquired the remaining 18% of Wheaton. A non-controlling interest was assigned to the 18% interest in Wheaton that Goldcorp did not own from February 14 to April 15, 2005 upon which date this non-controlling interest was eliminated. Total consideration amounted to $2.235 billion, including acquisition costs, satisfied by the issuance of 143.8 million Goldcorp shares.
SUMMARIZED ANNUAL FINANCIAL RESULTS
(in US $ millions, except where noted)

	2006(1)	2005(2)	2004

Revenues	$1,710.0	$896.4	$191.0

Gold (ounces)
– Produced	1,693,300	1,136,300	628,000
– Sold	1,708,000	1,344,600	427,600

Average realized gold price (per ounce)	$610	$452	$409

Average London spot gold price (per ounce)	$604	$444	$409

Earnings from operations	$455.3	$405.2	$80.8

Net earnings	$408.3	$285.7	$51.3

Earnings per share
Basic	$0.94	$0.91	$0.27
Diluted	$0.93	$0.83	$0.27

Cash flow from operating activities	$791.3	$465.8	$53.1

Total cash costs (per gold ounce) (3)	$33	$22	$115

Dividends paid	$79	$151	$53

Cash and cash equivalents	$555.2	$562.2	$333.4

Total assets	$17,965.9	$4,066.0	$701.5

(1)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	Includes, with the exception of net earnings, 100% of Wheaton’s results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onward.

(3)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Annual Financial Results
The last two years at Goldcorp have been ones of incredible growth through acquisitions, starting with the acquisition of Wheaton in February 2005 and followed in 2006 with the acquisitions of certain Placer assets, Virginia, and the Glamis mines and projects. These acquisitions, along with the rise in commodity prices, have significantly transformed Goldcorp and resulted in substantial increases in revenue, gold production and sales, earnings, cash flows and assets. Net earnings in 2006 were impacted by the non-cash impairment on the Amapari mine of $175 million offset partially by an $88 million after-tax gain on sale of Silver Wheaton shares. Total cash costs per ounce decreased significantly in 2006 and 2005 as compared to 2004 due to the addition of by-product copper and silver credits from mines acquired through acquisition.
4     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Quarterly Financial Review

	2006(1)
	Q1	Q2	Q3	Q4	Total

Revenues	$286.3	$491.5	$418.9	$513.3	$1,710.0

Gold (ounces)
– Produced	295,100	378,500	431,800	587,900	1,693,300
– Sold	288,400	398,700	421,400	599,500	1,708,000

Average realized gold price (per ounce)	$560	$620	$620	$620	$610

Earnings from operations	$140.5	$219.5	$143.9	$(48.6)	$455.3

Net earnings	$92.4	$190.4	$59.5	$66.0	$408.3

Earnings per share (3)
Basic	$0.27	$0.50	$0.14	$0.11	$0.94
Diluted	$0.24	$0.49	$0.14	$0.11	$0.93

Cash flow from operating activities	$74.4	$240.1	$221.3	$255.5	$791.3

Total cash costs (per gold ounce) (4)	$(88)	$(123)	$84	$160	$33

	2005 (2)
	Q1	Q2	Q3	Q4	Total

Revenues	$122.8	$301.6	$203.7	$268.3	$896.4

Gold (ounces)
– Produced	275,400	281,000	283,700	296,200	1,136,300
– Sold	217,500	543,100	276,700	307,300	1,344,600

Average realized gold price (per ounce)	$430	$432	$444	$492	$452

Earnings from operations	$48.4	$160.3	$83.9	$112.6	$405.2

Net earnings	$29.5	$98.0	$56.5	$101.7	$285.7

Earnings per share (3)
Basic	$0.12	$0.30	$0.17	$0.30	$0.91
Diluted	$0.11	$0.28	$0.15	$0.27	$0.83

Cash flow from operating activities	$80.2	$163.9	$84.8	$136.9	$465.8

Total cash costs (per gold ounce) (4)	$94	$52	$9	$(73)	$22

(1)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	Includes, with the exception of net earnings, 100% of Wheaton’s results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onward.

(3)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Quarterly Financial Results
Net earnings for the fourth quarter of 2006 were $66 million or $0.11 per share, compared with $102 million or $0.30 per share in 2005. Net earnings for the fourth quarter were reduced by an impairment charge for the Amapari mine of $175 million offset partially by a gain on sale of Silver Wheaton share of approximately $88 million after tax. Adjusted net earnings(1) amounted to $113.5 million ($0.19 per share). Operating cash flows increased 87% to $255.5 million ($0.43 per share), compared with $136.9 million ($0.40 per share) in 2005. Gold production nearly doubled to 587,900 ounces in the fourth quarter of 2006 compared with 296,200 ounces in
GOLDCORP     |     5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
2005. Gold sales also doubled to 599,500 ounces at a total cash cost of $160 per ounce, compared with 307,300 ounces at a total cash cost of minus $73 per ounce in 2005. The increase in cash costs is reflective of lower copper by-product credits in the fourth quarter of 2006 combined with increasing operating costs experienced industry-wide.
     Significant quarterly trends include the increasing gold production and sales throughout 2006, which is a result of the acquisitions of Placer assets (May 12, 2006) and Glamis mines (November 4, 2006). 2005 gold production increased due to the acquisition of Wheaton (February 14, 2005). Gold sales were higher than production in 2005 due to sale of gold bullion inventory which was previously withheld from sale. With the rise in realized gold prices and gold ounces sold, the Company has been able to generate stronger cash flows from operations quarterly in 2006 in comparison to 2005. Cash costs have risen on a quarterly basis as a result of less proportion of by-product credit revenue generating mines in the total production mix of the Company. The addition of Placer and Glamis mines have less by-product revenue, but this also means that the Company has increased its leverage to the gold price.

(1)	Adjusted net earnings are reported net earnings less the gain on sales of subsidiary shares after tax of $88 million, less foreign exchange on revaluation of future income tax liabilities of $21 million, less non-hedge derivative after tax gain of $18 million, and adding back the write down of mineral interests of $175 million. Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
6     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS (1)

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs(3)
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce)

Red Lake(2)	2006	$360.8	592,900	590,700	$608	$186.1	$195
	2005	362.0	616,400	814,200	442	242.9	93
Musselwhite	2006	62.6	99,700	101,400	618	3.7	349
	2005	—	—	—	—	—	—
Porcupine	2006	72.9	113,500	118,100	618	16.9	430
	2005	—	—	—	—	—	—
Luismin (3)	2006	159.6	208,400	207,000	606	37.8	131
	2005	90.7	145,300	148,600	448	19.7	119
El Sauzal	2006	45.1	63,600	71,000	630	14.3	97
	2005	—	—	—	—	—	—
Alumbrera(3)	2006	593.1	240,200	237,700	613	334.2	(1,176)
	2005	299.2	192,600	180,300	462	134.4	(643)
Marlin(3)	2006	32.3	42,300	41,000	627	16.0	113
	2005	—	—	—	—	—	—
Amapari	2006	51.7	84,200	85,500	604	(189.6)	524
	2005	—	—	—	—	—	—
La Coipa(3)	2006	60.6	28,300	34,000	616	8.5	(243)
	2005	—	—	—	—	—	—
Marigold	2006	19.2	24,900	30,700	625	6.3	308
	2005	—	—	—	—	—	—
Wharf	2006	40.6	63,000	63,400	605	12.3	340
	2005	37.1	62,500	80,800	446	3.9	304
Peak(3)	2006	79.7	122,600	114,500	585	21.4	215
	2005	58.8	119,500	120,700	462	17.0	228
San Martin	2006	8.3	9,700	13,000	629	2.1	427
	2005	—	—	—	—	—	—
Silver Wheaton	2006	158.5	—	—	—	75.7	—
	2005	65.7	—	—	—	19.5	—
Terrane	2006	—	—	—	—	(3.1)	—
	2005	—	—	—	—	—	—
Other	2006	(35.0)	—	—	—	(87.3)	—
	2005	(17.1)	—	—	—	(32.2)	—
Total	2006	1,710.0	1,693,300	1,708,000	610	455.3	33
	2005	896.4	1,136,300	1,344,600	452	405.2	22

(1)	Results of operations in this section are from the date of acquisition as reported on the financial statement; Operational Review section is on a pro forma basis without adjusting for date of acquisition. Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. The inclusion of higher costs from the Campbell complex in 2006 is the primary reason for increased cash costs per ounce period over period from prior year. The combined mines are presented as one mine going forward. 2005 gold sale included 199,300 ounces of gold bullion inventory.

(3)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
GOLDCORP     |     7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

						Total	Total
	Q1	Q2	Q2(1)	Q3	Q4	2006	2005

Oprating Data

Tonnes of ore milled	184,700	191,900	137,100	184,000	208,300	768,900	675,500

Average mill head grade (grams/tonne)	29	29	34	28	27	28	38

Average recovery rate	97%	97%	96%	96%	96%	97%	97%

Gold (ounces)
– Produced	170,100	167,600	143,700	156,400	171,500	665,600	825,600
– Sold	168,900	172,400	150,100	165,500	154,400	661,200	1,021,700

Average realized gold price (per ounce)	$560	$625	$623	$621	$618	$609	$444

Total cash costs (per ounce)	$181	$183	$180	$214	$239	$195	$138

Financial Data

Revenues	$94.6	$107.8	$93.8	$103.6	$96.0	$402.0	$454.2

Earnings from operations	$36.7	$52.1	$53.5	$49.3	$39.0	$177.1	$248.9

(1)	Campbell mine operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition. This six week column includes 100% of Red Lake complex results for the quarter plus Campbell complex results from May 12, 2006 through to June 30, 2006. Prior period combined data is shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.
The Red Lake gold mines produced 665,600 ounces of gold at a total cash cost of $195 per ounce, compared with 825,600 ounces of gold at a total cash cost of $138 per ounce in 2005; production was lower primarily as a result of the lower grade of 28 grams/tonne (2005 — 38 grams/tonne) which also impacted cash costs combined with a 7% increase in the Canadian dollar in relation to the US dollar. In 2005, the Company discontinued its previous practice of holding back from sales approximately one-third of the production. As a result, the 2005 gold sales of 1,021,700 ounces at Red Lake included 199,300 ounces from inventory produced, but not sold in 2004.
Integration of the Red Lake complex with the Campbell complex was the main focus and challenge of 2006. A new mine general manager was hired and a new integrated management team was put in place. On surface, the dividing boundary fence was removed and a connecting road was constructed. Underground, a connection to transport material to the Campbell Complex from the Red Lake Complex was completed in August. Operational and financial reporting systems have been integrated and all strategic business planning and budgeting have been consolidated.
During the year, progress was made relating to underground development work required to connect the new shaft to the existing mine. The shaft was advanced by 511 meters in 2006, bringing the depth to 1,919 meters as at December 31, 2006. Sinking of the shaft was completed on February 8th, 2007 and simultaneously the loading pocket and the initial section of the 43 level conveyor drift was excavated. Raise boring of ventilation raises to support the new infrastructure is in progress.
Expansion of the Red Lake Complex mill began in 2006 in order to increase capacity from approximately 800 tonnes per day to over 1,200 tonnes per day. The project entails upgrading the grinding circuit with the installation of a new vertimill and modifying the existing pumping equipment. It is 85% complete by 2006 year end and will be ready for commissioning by mid year of 2007. The combined processing capacity of the two complexes will be over 3,000 tonnes per day and will be required to mill the increased rate of ore delivery expected from the completion of the #3 shaft.
2     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest — 68%)(1)

						Total	Total
	Q1	Q2	Q2 (2)	Q3	Q4	2006	2005

Operating Data

Tonnes of ore milled	240,800	218,900	118,900	203,200	222,000	884,900	1,005,100
Average mill head grade (grams/tonne)	4.71	5.65	5.87	6.38	5.44	5.51	5.42

Average recovery rate (%)	91%	94%	97%	95%	99%	95%	95%

Gold (ounces)
– Produced	33,200	37,600	21,700	39,600	38,400	148,800	170,400
– Sold	33,900	37,800	24,400	38,200	38,800	148,700	168,500

Average realized gold price (per ounce)	$553	$618	$617	$636	$600	$603	$444

Total cash costs (per ounce)	$417	$375	$361	$436	$470	$425	$324

Financial Data

Revenues	$18.8	$23.4	$15.1	$24.4	$23.1	$89.7	$74.9

Earnings from operations	$(0.3)	$4.5	$1.9	$1.5	$0.3	$6.0	$1.4

(1)	Results from Musselwhite mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This six week column includes Musselwhite’s operations for the period May 12, 2006, the date of acquisition to June 30, 2006.
Gold production at Musselwhite was 13% lower in 2006 compared to 2005. In 2006 grade was slightly higher, however, mill throughput was 12% lower, primarily due to a shortfall in underground tonnes mined. During 2006 mine output was lower as a result of lower than planned equipment availability, stope failures early in the year, manpower turnover and unexpected power failures during the summer. These events directly impacted the mining plan and stope flexibility which resulted in a reduction in tonnes mined. During the fourth quarter of 2006, underground mining capacity improved as these challenges were addressed resulting in 9% improvement in mill throughput over the third quarter.
Cash costs per ounce were 31% higher in 2006 than 2005 due to reduced gold production (13%), higher cash operating costs (9%) as well as the effect of a 7% stronger Canadian dollar in relation to the US dollar. Most of the operating cost overrun was incurred by the underground mine in the development, mucking and level services areas as a result of higher equipment maintenance costs, increased labor and consumables costs.
Exploration drilling completed a 2,430 meter mother hole and two daughter holes on the North Shore of Opapimiskan Lake. This hole is located on the down-dip projection of the ore body, 3 kilometers from the existing reserves and 1.8 kilometers north of the last economic intersection on the main Musselwhite Trend. Drilling has intersected several iron formations and shear zones and has returned several narrow high grade intersections indicating the existence of gold in the mineralizing system well north of the existing mine. Drilling on this target continues in 2007.
Exploration also continues to obtain excellent results from the PQ Deeps and will continue mine development in 2007 in this area focusing on extending to existing PQ Deeps resources and converting the existing Inferred Mineral Resources to Mineral Reserves.
GOLDCORP     |     9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest — 51%) (1)

						Total	Total
	Q1	Q2	Q2 (2)	Q3	Q4	2006	2005

Operating Data

Tonnes of ore milled	508,500	554,700	304,900	538,400	549,400	2,151,000	2,175,600
Average mill head grade (grams/tonne)	2.17	2.57	2.59	2.71	2.73	2.55	2.87

Average recovery rate (%)	90%	90%	94%	94%	95%	93%	93%

Gold (ounces)
– Produced	31,400	41,300	23,500	44,300	45,700	162,700	190,900
– Sold	33,400	42,000	25,300	44,700	48,100	168,200	186,100

Average realized gold price (per ounce)	$554	$616	$610	$622	$617	$606	$443

Total cash costs (per ounce)	$434	$361	$344	$337	$364	$370	$284

Financial Data

Revenues	$18.5	$26.0	$15.3	$27.9	$29.7	$102.1	$82.5

Earnings from operations	$(0.8)	$4.4	$3.4	$6.9	$6.6	$17.1	$(0.8)

(1)	Results from Porcupine mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes Porcupine’s operations for the period May 12, 2006, the date of acquisition to June 30, 2006.
Gold production in 2006 of 162,700 ounces was 15% lower than the 190,900 produced in 2005 due to the transition from the higher grade Dome open pit mine to the lower grade Pamour open pit. Lower grades were compounded by higher than expected mining dilution and higher grade variability in parts of the Pamour open pit mined during the first half of 2006. These issues have been resolved and grades improved throughout the second half of 2006. This trend combined with mining optimization and other improvements resulted in gold production and cash costs in the second half versus the first half of 2006 24% higher and 10% lower respectively. Increased operating supply costs combined with lower production impacted unit costs negatively during the year as compared with 2005. However, cost reduction initiatives were successful in lowering operating costs mitigating the unit cost impact. 2006 cash costs were also impacted by a 7% strengthening of the Canadian dollar relative to the US dollar.
Exploration and project development continues to strengthen the core operating assets and identify new mining opportunities within the Timmins camp with 134,714m of diamond drilling completed in 2006. The drilling focused on expanding reserves at the high-grade Hoyle Pond deposit and outlining additional resources. Total reserve additions from all sources more than replaced 2006 production ounces and total mineral resources have seen increases from Hollinger, Brulan and Pamour.
10     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Luismin mines, Mexico

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005 (1)

Operating Data
Tonnes of ore milled	255,800	267,400	276,700	285,800	1,085,700	912,400
Average mill head grade (grams/tonne)
– Gold	6.18	6.61	6.50	6.08	6.34	5.94
– Silver	348	358	316	296	328	343
Average recovery rate (%)
– Gold	94%	94%	94%	94%	94%	95%
– Silver	87%	89%	89%	89%	89%	89%
Produced (ounces)
– Gold	47,800	53,600	54,400	52,600	208,400	164,900
– Silver	2,191,900	2,388,400	2,233,200	2,118,200	8,931,700	7,729,800
Sold (ounces)
– Gold	46,500	54,900	53,400	52,200	207,000	163,600
– Silver	2,171,000	2,447,500	2,213,500	2,146,200	8,978,200	7,654,400
Average realized price (per ounce)
– Gold	$554	$629	$618	$615	$606	$445
– Silver (2)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90
Total cash costs per gold ounce (2)	$117	$109	$132	$167	$131	$117
Financial Data

Revenues	$34.2	$44.1	$41.5	$39.8	$159.6	$99.8
Earnings from operations	$9.0	$13.3	$10.5	$5.0	$37.8	$21.2

(1)	This column shows the 2005 full year data for comparative purposes only. Luismin’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.

(2)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce.
Luismin achieved record production levels in 2006 for the third consecutive year. Continued improvements to the milling process during 2006 led to an increase in mill throughput as well as a 26% increase in gold production. Development rates increased 25% at San Dimas enabling the mine to supply the mill at the higher production rates.
Exploration activities continued throughout this year, achieving very good results in San Dimas, the new exploration areas of Graben Sinaloa and El Cristo. Exploration of the high grade zone of the Central Block continued to confirm grade and tonnage expectations. Despite the 2006 record production, proven and probable reserves increased by 53% from the previous year.
Exploration at the Nukay Mine and the peripherals, adjacent to the Los Filos project, has confirmed the presence of economical ore around the intrusive contact with the limestone (Skarn) and the potential is open to depth. The total proven and probable gold reserves at Nukay more than doubled in 2006 to 700,000 ounces and is an important indication of the prospectivity of this area.
GOLDCORP     |     11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico (1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4 (2)	2006	2005

Operating Data
Tonnes of ore mined	678,500	706,800	610,800	637,500	414,600	2,633,600	2,141,400
Tonnes of waste removed	1,073,700	1,250,500	1,270,300	1,163,300	772,100	4,757,800	4,757,800
Ratio of waste to ore	1.6	1.8	2.1	1.8	1.9	1.8	1.8
Tonnes of ore milled	526,100	556,400	510,200	515,000	334,300	2,107,700	1,668,100
Average mill head grade (grams/tonne)	3.86	4.49	5.01	5.46	6.28	4.70	3.87
Average recovery rate	93%	94%	94%	94%	94%	94%	92%
Gold (ounces)
– Produced	62,300	75,400	77,100	84,800	63,600	299,600	191,600
– Sold	62,000	75,800	77,000	82,000	71,000	296,800	197,600
Average realized gold price (per ounce)	$556	$624	$612	$625	$630	$607	$454
Total cash costs (per ounce)	$114	$100	$108	$94	$97	$103	$137
Financial Data

Revenues	$34.8	$47.9	$47.1	$52.2	$45.1	$182.0	$90.1
Earnings from operations	$20.0	$31.8	$30.7	$36.9	$14.3	$119.4	$40.0

(1)	Results from El Sauzal mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes El Sauzal’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.
The El Sauzal mine achieved record production in 2006 with 299,600 ounces of gold compared with 191,600 gold ounces in 2005. Total cash costs decreased 25% to $103 per ounce in 2006, compared to $137 per ounce in 2005. The higher gold production and lower cash costs resulted from higher mill throughput, gold grades and recoveries. Mill throughput for the year averaged 23% more than 2005 due to a combination of good ore blending and improved operational performance of the tailings presses. Mill feed grades averaged 4.70 grams/tonne, 21% higher than the 3.87 grams/tonne achieved in 2005. Gold recovery in the mill was 94% compared to expected recovery of 92%.
The mine worked with government agencies during the year to improve on safety performance and environmental requirements. The mine recorded no lost time accidents in 2006. Also through efforts of the entire workforce the site was awarded a “Clean Industry Certificate” from the Mexican federal agency for environmental protection.
12     |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala (1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4 (2)	2006	2005

Operating Data
Tonnes of ore milled	213,000	220,800	271,900	383,100	290,000	1,088,800	116,000
Average mill head grade (grams/tonne)
– Gold	6.44	4.19	4.02	5.13	5.26	4.92	6.49
– Silver	82	66	63	85	88	75	80
Average recovery rate (%)
– Gold	88%	85%	89%	87%	86%	87%	82%
– Silver	58%	58%	69%	60%	60%	60%	53%
Produced (ounces)
– Gold	43,300	28,900	33,700	55,100	42,300	161,000	23,900
– Silver	321,000	273,300	382,000	622,100	490,000	1,598,400	154,600
Sold (ounces)
– Gold	37,000	34,800	32,000	50,000	41,000	153,800	21,000
– Silver	240,000	310,000	335,000	558,000	508,000	1,443,000	113,000
Average realized gold price (per ounce)	$560	$625	$597	$621	$627	$602	$513
Total cash costs (per ounce) (3)	$208	$258	$268	$137	$113	$209	$217
Financial Data

Revenues	$23.1	$25.5	$23.1	$38.2	$32.3	$109.9	$11.7
Earnings from operations	$7.5	$6.1	$5.3	$17.5	$16.0	$36.4	$2.6

(1)	Results from Marlin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes Marlin’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.

(3)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2006, would be $270 per ounce of gold and $5 per ounce of silver (2005 — $241 and $4 respectively).
Marlin commenced commercial production in the fourth quarter of 2005. In its first full year of production, Marlin achieved 161,000 ounces of gold and 1.6 million ounces of silver. The ramp-up process to full production lagged during 2006 while materials and new equipment were ordered and installed to rectify problems with leach tank agitators and material feed systems. During the last months of the year, the process plant consistently achieved design tonnages and gold recoveries.
In 2007, the underground mine will ramp—up production to full capacity over the first 6 months. The process plant will be implementing improvements to the process leach circuit to allow increased throughput while maintaining metallurgical recoveries. During 2007, fleet additions as well as personnel training will result in sustainable production from the underground. Open pit mining remains on target, and in 2006 took on the additional task of tailings impoundment construction. The ability to have construction materials found in the Marlin surface deposit for use at the tailings impoundment reduced rehandling and has reduced construction costs.
The Company continues to work with the communities around the project, and with the government, in capacity-building in the Guatemala mining industry. During the year, the Company agreed to waive the income tax exoneration permitted by law, in exchange for a commitment by the government of Guatemala to use some of the resources for training in the Ministries of Energy and Mines and Environment and for infrastructure improvements in the communities surrounding the mine.
GOLDCORP     |     13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
San Martin mine, Honduras (1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4(2)	2006	2005

Operating Data
Tonnes of ore mined	1,258,500	1,070,800	794,300	898,500	527,100	4,022,000	5,200,100
Tonnes of waste removed	1,020,200	1,180,400	1,172,100	1,083,000	768,000	4,455,700	4,051,500
Ratio of waste to ore	0.81	1.10	1.48	1.21	1.46	1.11	0.78
Tonnes of ore processed	1,258,500	1,070,800	795,800	898,500	527,100	4,023,600	5,198,600
Average mill head grade (grams/tonne)	0.74	0.74	0.86	0.80	0.78	0.78	0.68
Average recovery rate	57%	55%	54%	56%	55%	55%	59%
Gold (ounces)
– Produced	15,000	17,300	14,000	13,300	9,700	59,600	81,500
– Sold	15,700	17,400	14,500	14,000	13,000	61,600	80,800
Average realized gold price (per ounce)	$556	$627	$611	$627	$629	$605	$444
Total cash costs (per ounce)	$325	$359	$303	$419	$427	$350	$294
Financial Data

Revenues	$8.8	$11.0	$8.8	$8.9	$8.3	$37.5	$36.1
Earnings from operations	$1.3	$2.3	$2.4	$1.0	$2.1	$7.0	$3.4

(1)	Results from San Martin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes San Martin’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.
The San Martin mine produced 59,600 ounces of gold in 2006 after transitioning from placing agglomerated crushed ore on the heap leach pad to placing run-of-mine material in 2005. All the ore in 2006 was placed directly on the heap leach pad and was primarily mined from the Palo Alto pit. Total cash costs were $350 per ounce in 2006, compared to $294 per ounce in 2005, primarily as a result of less ore tonnes being placed on the heap leach pad due to low equipment availability and higher operating costs associated with maintaining the aging mining fleet.
Reclamation of the remainder of the mined-out Rosa pit was essentially completed during 2006. In the Palo Alto pit, the effort continued to plant pine trees and other local species along the mined-out benches.
Mining at the Palo Alto pit will be completed at the end of the third quarter of 2007 at which time a small satellite pit adjacent to Palo Alto will be mined for the remainder of the year. It is planned that all mining operations will be completed by the end of 2007. The mine is expected to recover ounces from the leach pads through 2009.
14     |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest — 37.5%)

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005(1)

Operating Data
Tonnes of ore mined	2,366,600	2,550,200	2,668,600	4,040,100	11,625,500	12,514,500
Tonnes of waste removed	8,059,500	7,363,600	8,029,900	6,982,400	30,435,400	30,582,500
Ratio of waste to ore	3.4	2.9	3.0	1.7	2.6	2.4
Tonnes of ore milled	3,308,600	3,472,600	3,400,500	3,449,400	13,631,100	13,728,000
Average mill head grade
– Gold (grams/tonne)	0.76	0.78	0.76	0.53	0.71	0.63
– Copper (%)	0.63%	0.61%	0.54%	0.48%	0.56%	0.57%
Average recovery rate (%)
– Gold	77%	79%	78%	75%	78%	78%
– Copper	89%	89%	89%	83%	88%	90%
Produced
– Gold (ounces)	62,300	68,500	65,200	44,200	240,200	216,500
– Copper (thousands of pounds)	40,800	41,800	36,000	30,300	148,900	154,900
Sold
– Gold (ounces)	51,500	74,000	58,200	54,000	237,700	215,300
– Copper (thousands of pounds)	33,500	46,700	33,100	31,200	144,500	152,000
Average realized price
– Gold (per ounce)	$577	$608	$628	$639	$613	$452
– Copper (per pound)	$3.25	$4.44	$3.70	$2.51	$3.58	$1.89
Total cash costs (per gold ounce) (2)	$(1,310)	$(1,661)	$(1,074)	$(492)	$(1,176)	$(639)
Financial Data

Revenues	$125.0	$230.0	$143.8	$94.3	$593.1	$339.2
Earnings from operations	$78.4	$143.5	$78.1	$34.2	$334.2	$158.0

(1)	This column shows the 2005 full year data for comparative purposes only. Alumbrera’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.

(2)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2006 would be $215 per ounce of gold and $1.31 per pound of copper (December 31, 2005 — $166 per ounce of gold and $0.83 per pound of copper).
Alumbrera’s production increased from 216,500 ounces of gold in 2005 to 240,200 ounces of gold in 2006. Copper production was down slightly due to lower grade realized in the fourth quarter. Total cash costs decreased in 2006 to minus $1,176 per ounce of gold, net of by-product copper credits, compared to minus $639 per ounce last year. This decrease in total cash costs resulted primarily from higher realized copper prices of $3.58 per pound for the year. Co-product cash costs increased to $215 per ounce of gold in 2006 compared with $166 in 2005, from the impact of the royalty payment to Yacimientos Mineros de Agua de Dionisio (“YMAD”), a government owned corporation, which commenced during the second quarter of 2006. The royalty is 20% of net proceeds, as defined in the Royalty agreement, which approximates EBITDA, less capital expenditures and working capital adjustments.
Gold and copper productions are 32% and 16% lower respectively in the fourth quarter of 2006 due to lower grades, in line with management expectations, and also due to lower recoveries as a result of processing high gypsum content ore. Alumbrera is currently studying a number of processing and mine plan enhancements to increase recoveries. By-product cash cost is higher at minus $492 per gold ounce from minus $1,074 in the prior quarter due to lower copper sales volume and lower average realized copper prices. The average realized copper price of $2.51 per pound for the fourth quarter is below the average spot price of $3.17 per pound due to normal price adjustments in accordance with concentrate sales terms, lowering revenues by approximately $20 million.
The capital expansion of the concentrator to a 40 million tonne per annum milling capacity was completed in December 2006.
GOLDCORP     |     15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Amapari mine, Brazil

					Total
	Q1	Q2	Q3	Q4	2006

Operating Data
Tonnes of ore mined	362,400	548,100	555,000	546,900	2,012,400
Tonnes of waste removed	3,074,600	3,220,900	3,289,600	3,036,400	12,621,500
Ratio of waste to ore	8.5	5.9	5.9	5.6	6.3
Tonnes of ore processed	302,400	475,600	411,100	390,100	1,579,200
Average grade of gold processed (grams/tonne)	2.03	2.00	2.04	2.68	2.19
Average recovery rate (%) (1)	66%	68%	64%	62%	64%
Gold (ounces)
– Produced (2)	20,400	18,900	17,300	27,600	84,200
– Sold	22,600	19,700	17,900	25,300	85,500
Average realized gold price (per ounce)	$556	$630	$623	$616	$604
Total cash costs (per ounce)	$464	$572	$593	$492	$524
Financial Data

Revenues	$12.6	$12.3	$11.2	$15.6	$51.7
Loss from operations	$(3.0)	$(6.7)	$(6.5)	$(173.4)	$(189.6)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
The Amapari mine produced 84,200 ounces of gold and sold 85,500 ounces of gold in 2006. While commercial production was achieved effective January 1, 2006, ore processing and gold production were below expectations for 2006.
Amapari had a markedly improved fourth quarter operating performance, with higher average gold head grades and higher gold recoveries from the in-process leach pads1 due to the significant changes made to the operation during the year. Improved gold recoveries were achieved via improvements to the leach pad irrigation systems and a reduction in leach pad height from 10 meters to 6 meters. Indications from the first reclaimed and reconciled 6 meter leach pad show that recoveries of over 75% were achieved.
Total cash costs of $524 for the year were negatively impacted by the lower than expected gold production during the first nine months of 2006 and costs associated with the plant retro fit and modification programs. Cost reduction programs were implemented and continued throughout the year with a positive impact on costs occurring in the fourth quarter.
Exploration work and delineation drilling continues to focus on Urucum (extensions to high grade underground mineralization), Tapereba C, Urucum East, and Vila do Meio where encouraging results were received during the year.
Proven and probable reserves at Amapari have been revised downward to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included in proven and probably reserves. As a result, the Company recognized an impairment charge of $175 million in 2006.

[1]	Note that reported recoveries of 62% for the fourth quarter are on fully reclaimed pads which were leached before the improvements could take effect.
16     |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
La Coipa mine, Chile (Goldcorp’s interest — 50%) (1)

						Total	Total
	Q1	Q2	Q2 (2)	Q3	Q4	2006	2005

Operating Data
Tonnes of ore milled	788,800	738,000	383,000	638,900	396,600	2,562,300	3,248,074
Average mill head grade (grams/tonne)
– Gold	1.19	0.82	0.84	0.76	1.02	0.95	1.01
– Silver	58	54	61	74	273	94	45
Average recovery rate (%)
– Gold	83%	83%	81%	75%	67%	78%	81%
– Silver	52%	63%	62%	57%	67%	64%	54%
Produced (ounces)
– Gold	25,100	16,600	7,600	11,900	8,800	62,400	84,100
– Silver	769,500	814,900	365,100	866,700	2,326,400	4,777,500	2,547,300
Sold (ounces)
– Gold	27,000	18,300	9,200	10,900	13,900	70,100	89,100
– Silver	751,700	762,500	410,000	654,900	2,176,600	4,345,700	2,856,100
Average realized price (per ounce)
– Gold	$558	$629	$612	$628	$608	$597	$445
– Silver	$10.04	$12.34	$11.33	$11.80	$12.59	$11.99	$7.21
Total cash costs per gold ounce (3)	$194	$44	$197	$89	$(794)	$(57)	$220
Financial Data

Revenues	$22.6	$21.0	$10.4	$14.6	$35.6	$93.8	$60.3
Earnings from operations	$7.3	$4.3	$(1.5)	$(2.2)	$12.2	$21.6	$11.6

(1)	Results from La Coipa mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes La Coipa’s operations for the period May 12, 2006, the date of acquisition to June 30, 2006.

(3)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production were treated as a co-product, average total cash costs for the year ended December 31, 2006 would be $305 per ounce (December 31, 2005 — $312 per ounce).
La Coipa mine produced 62,400 ounces of gold at a total cash cost of minus $57 per ounce in 2006, compared with 84,100 ounces of gold at a total cash cost of $220 per ounce during 2005. Silver production increased significantly to 4.8 million ounces in 2006 compared with 2.5 million ounces in 2005 due to mining the high silver grade Puren mine which commenced in July 2006. The lower cash costs are reflective of the higher silver by-product credits (increased silver production combined with higher realized silver prices). The Puren mine is contained in a stand alone joint venture with Codelco where the La Coipa mine is the project manager with a 65% equity interest in the deposit.
The milled tonnes decreased compared to previous quarters with the introduction of Puren ore. Gold and silver recovery decreased due to lower recovery associated with Puren ore and lower recovery of ore from Brecha Norte pit which contained higher levels of copper.
GOLDCORP     |     17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005

Operating Data
Tonnes of ore mined	701,700	729,100	822,700	714,500	2,968,000	2,761,400
Tonnes of ore processed	787,900	715,300	854,400	682,800	3,040,400	2,635,300
Average grade of gold processed (grams/tonne)	1.01	1.04	0.91	1.12	1.02	1.00
Average recovery rate (%)	75%	75%	75%	75%	75%	75%
Gold (ounces)
– Produced	9,900	15,500	19,600	18,000	63,000	62,500
– Sold	11,800	14,800	19,800	17,000	63,400	80,800
Average realized gold price (per ounce)	$559	$618	$610	$619	$605	$446
Total cash costs (per ounce)	$315	$343	$354	$340	$340	$304
Financial Data

Revenues	$7.2	$9.7	$12.7	$11.0	$40.6	$37.1
Earnings from operations	$1.9	$1.8	$2.9	$5.7	$12.3	$3.9
The Wharf Mine produced 63,000 ounces of gold in 2006 compared to 62,500 ounces in 2005. Gold sales were 63,400 ounces, compared to 80,800 ounces in 2005. (The decrease in gold sales is due to the 22,000 ounces of gold held as inventory at December 31, 2004 and sold in 2005). Refinery modifications made in the second quarter contributed to improved gold production in the second half of 2006, which had previously been hampered by high silver content.
Total cash costs were $340 per ounce in 2006, compared to $304 per ounce during 2005 due primarily to higher state production taxes based on higher gold prices.
In 2007 mine exploration will focus on extending the mine life which is currently limited. Mining of the Trojan pit will be completed by mid-2007 but mine operations are currently expected to continue through mid-2008 with the addition of the Deep Portland ore reserve. Gold will continue to be produced from the heap leach pads throughout 2008 and into 2009.
The on-going progressive reclamation practice is an important aspect of the successful mine site rehabilitation program at the Wharf and Golden Reward properties. As part of the ongoing program, approximately 11 acres of disturbed land were reclaimed in the Trojan pit area in 2006.
18     |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest - 67%) (1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4 (2)	2006	2005

Operating Data
Tonnes of ore mined	1,073,200	1,490,400	1,364,400	1,850,900	1,103,200	5,778,900	5,472,900
Tonnes of waste removed	5,806,600	4,741,800	5,003,600	3,844,500	2,433,700	19,396,500	22,849,800
Ratio of waste to ore	5.4	3.2	3.7	2.1	2.2	3.4	4.2
Tonnes of ore processed	1,073,300	1,490,500	1,364,400	1,850,900	1,103,200	5,779,100	5,472,900
Average head grade (grams/tonne)	0.71	0.62	0.82	0.81	0.69	0.74	0.98
Average recovery rate	70%	70%	70%	70%	70%	70%	70%
Gold (ounces)
– Produced	27,200	17,100	20,900	34,600	24,900	99,800	137,100
– Sold	26,000	17,100	20,400	34,700	30,700	98,200	139,800
Average realized gold price (per ounce)	$555	$616	$620	$621	$625	$602	$450
Total cash costs (per ounce)	$280	$316	$303	$315	$308	$304	$216
Financial Data

Revenues	$14.4	$10.5	$12.7	$21.6	$19.2	$59.2	$62.9
Earnings from operations	$3.3	$3.0	$3.1	$6.6	$6.3	$16.0	$19.4

(1)	Results from Marigold mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes Marigold’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.
Marigold produced 99,800 ounces of gold compared with 137,100 ounces in 2005 due to lower ore head grades, as well as slower leaching rates from Antler Pit ore. Total cash costs were $304 per ounce in 2006, compared to $216 per ounce in 2005, primarily as a result of the lower gold grades and increased equipment maintenance costs.
In December, 2006, Marigold became the first operating mine in the world to be certified as fully compliant with the International Cyanide Management Code.
GOLDCORP     |     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Peak mine, Australia

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005 (1)

Operating Data
Tonnes of ore milled	173,700	180,700	173,300	175,100	702,800	657,800
Average mill head grade
– Gold (grams/tonne)	6.61	4.90	4.99	7.86	6.08	6.97
– Copper (%)	0.70%	0.61%	0.49%	0.52%	0.58%	0.50%
Average recovery rate
– Gold (%)	90%	90%	83%	91%	90%	91%
– Copper (%)	80%	79%	58%	72%	74%	77%
Produced
– Gold (ounces)	33,400	25,500	23,200	40,500	122,600	133,400
– Copper (thousands of pounds)	2,131	1,907	1,103	1,450	6,591	5,574
Sold
– Gold (ounces)	35,300	26,300	12,900	40,000	114,500	131,200
– Copper (thousands of pounds)	1,915	2,114	—	1,590	5,619	4,677
Average realized price
– Gold (per ounce)	$558	$631	$526	$597	$585	$459
– Copper (per pound)	$2.21	$3.66	$—	$3.52	$3.10	$1.64
Total cash costs per gold ounce (2)	$192	$193	$398	$192	$215	$231
Financial Data

Revenues	$22.6	$22.9	$6.3	$27.9	$79.7	$62.9
Earnings from operations	$7.1	$7.1	$(1.0)	$8.2	$21.4	$17.0

(1)	This column shows the 2005 full year data for comparative purposes only. Peak’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.

(2)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If gold production were treated as a co-product, average total cash costs for the year ended December 31, 2006 would be $294 per ounce (December 31, 2005 — $314 per ounce).
In 2006, Peak achieved a significant number of year-on-year improvements including a new processing record of 702,800 tonnes milled, mined tonnes were 11% higher with the additional production coming from New Cobar underground, and copper grades were 16% higher in 2006. The cost per tonne milled including all capital and excluding copper by-product credits, was 3% lower than 2005 despite increases in labor and materials costs. Total cash costs of $215 per gold ounce in 2006 ($231 per gold ounce in 2005) remained low despite lower gold production as a result of strong by-product copper credits.
Peak produced 122,600 ounce of gold compared with 133,400 in 2005, due to lower gold grades since the cut-off grade was lowered in a higher price environment. In particular, higher copper prices have allowed many stopes to be mined on copper grades alone, reducing overall gold grades and gold production for the year.
A recently completed gravity cyanide leach project has produced a 0.6% recovery increase to the overall mill recovery.
Exploration work and delineation drilling continues to focus on New Cobar, Upper Peak and Perseverance Zone D where additional resources were discovered during the year to replace the depletion from mining in 2006.
20     |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Silver Wheaton Corp (Goldcorp’s interest – 49%; 100% figures shown)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2006	2005 (1)

Ounces of silver sold
– Luismin	2,171,000	2,447,500	2,213,500	2,146,200	8,978,200	7,766,500
– Zinkgruvan	501,000	482,900	286,700	415,200	1,685,800	1,673,600
– Yauliyacu	—	875,000	1,020,000	972,000	2,867,000	—
Total	2,672,000	3,805,400	3,520,200	3,533,400	13,531,000	9,440,100
Average realized silver price (per ounce)	$9.62	$12.46	$11.86	$12.35	$11.72	$7.26
Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

Revenues	$25.7	$47.4	$41.8	$43.6	$158.5	$70.8

Earnings from operations	$11.3	$24.4	$18.8	$21.2	$75.7	$21.5

(1)	This column shows the 2005 full year data for comparative purposes only. Silver Wheaton’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.
On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares.
On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share, resulting in a dilution gain for Goldcorp of $63.8 million.
On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. Goldcorp’s interest in Silver Wheaton decreased to 49% as a result of the sale of common shares.
In March 2006, Silver Wheaton entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on production from their Yauliyacu mining operation in Peru. Total upfront consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered is due under the contract, subject to inflationary adjustment.
PROJECT DEVELOPMENT REVIEW
Los Filos Project, Mexico
The Los Filos Project consists of two open pits (Los Filos and Bermejal), and a single heap leach facility and was 90% complete as of December 2006. The forecasted total project capital expenditure is $270 million.
All mine equipment needed for the twin open pit operation is on site with the exception of one Hitachi 2500 hydraulic shovel scheduled to arrive early in 2007. Pre-stripping of both pits was completed with almost 35 million tonnes mined as 0f 2006 year end.
Basic infrastructure works and procurement such as primary and secondary access roads, and power and water supply systems were completed during 2006.
Construction of the project is near completion and operations are expected to commence during the second quarter of 2007. Loading of the first heap leach pad cell started in December and the operational team has been assembled and processes and systems are in place.
GOLDCORP      |     21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Peñasquito Project, Mexico
The Peñasquito project is located in the state of Zacatecas Mexico near the town of Mazapil. Peñasquito is a world class deposit containing 10 million ounces of proven and probable gold reserves and 575 million ounces of silver reserves. Significant quantities of zinc and lead will add to the revenue base. The deposit remains open to the north, east and at depth. Exploration drilling continued through 2006.
Initial capital expenditures are estimated at $882 million and detailed engineering for the project is progressing. The long lead time items have been ordered and orders for the major mining equipment have been placed.
The environmental impact assessments for the project, electrical line, and supporting facilities were all completed and approved by the appropriate agencies within the Mexican Government. In January, 2007, Goldcorp has received its final permit and now has all permits required for full mine and mill construction and operation of its Peñasquito project. The approvals granted include the primary project “MIA” (Manifestación de Impacto Ambiental) and the high voltage transmission line MIA. In addition, agreements with the municipality of Mazapil are now in place that allow for construction of the mine and routing of the transmission line feeding the project. The Company has also received the “CUS” (Cambio de Uso Suelo) for the project which authorizes a change of land use to allow mining activities on the property. An airstrip has been constructed, concrete foundations have been poured for the site’s medical and construction camp facilities and preparation for mill construction activities is underway. The Company has also added construction management staff for the project.
The initial facility will consist of a 50,000 tonnes per day flotation plant with a planned expansion to double capacity to 100,000 tonnes per day by 2012. A leach pad to accommodate 87 million tonnes of oxide material will also be built. Production from the oxide material will begin in mid-2008 while the sulphide plant will commence operation mid-2009. The mine currently has an estimated 17 year life which includes the expansion.
Éléonore Project, Canada
On March 31, 2006, Goldcorp completed the acquisition of Virginia and its Éléonore gold project. Previous work on the property consisted mainly of surface geological interpretation and subsequently 56 kilometers of drill holes in exploration drilling.
The integration into Goldcorp proceeded with senior staff being assigned to the project, review of documentation and data, and meetings held with various parties involved in the project including Government, Hydro-Quebec and First Nation representatives. Other integration activities completed during the year included the establishment of administrative and human resources programs on and off site, transfer of employees, continuation of the extensive drilling program, and start of project planning, schedule establishment and budget preparation.
Until early August, drilling had been limited to 900 meters vertical in depth. Since then, the down-dip continuity to 2,000 meters vertical is being explored with a deep drill rig with greater capability. Operating drill rigs will be maximized (up to 5 rigs) during the upcoming winter season, starting in early January 2007. The project exploration team continued to carry out district surface mapping and delineation work to determine the strike extent of the mineralization and assist in developing drill-hole targets aimed at extending the lateral extent of the ore body.
Environmental and engineering programs continued, including baseline environmental data collection. With the present site reliant on winter snowmobile trail or summer lake barging operations for logistical support, the design of the permanent airstrip and access road has been completed and permitting is in progress. Construction of the airstrip and access road is expected to take place during 2007 and 2008.
With the bulk of the initial infill drilling completed, a project scoping study is in progress to establish the primary operating parameters of the project. Regional infrastructure is excellent to support a future mining operation with available power, water and year round
22      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
highway access near by. These advantages together with the province of Quebec being a regulatory friendly environment further reinforce the quality of this asset.
In line with Goldcorp’s commitment to sustainable development and social responsibility, the project team is continuing to develop a collaborative relationship with the local First Nations group, the Cree Nation of Wemindji, which has included various meetings and discussions, and various community-wide presentations. Discussions also continue with various governmental departments and Hydro-Québec.
In 2007, extensive drilling will continue, a pre-feasibility study will be carried out, a collaboration agreement with the Cree Nation of Wemindji will be developed and the main mine development permit will be applied for.
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)
At the Pueblo Viejo project, Barrick (60% owned and operated) continued to update the feasibility analysis prepared by Placer Dome and review other work completed on the project. As a result of Barrick’s work to date, they have increased the silver recovery from 5% to 84%, added in a copper recovery circuit and potential testing for inclusion of a zinc recovery process.
The next steps with respect to the project include completion of engineering studies, testing on zinc recovery, complete negotiations with the government and finalizing a power sourcing strategy.
Activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. In addition, following a successful Phase I exploration program, Phase II was initiated with the objective of adding mineralized resources to the project. During the year, Barrick conducted 13,000m of drilling and initial result shows potential to extend the pit and more exploration work will be done as we update the reserves and resources statement.
Cerro Blanco Project, Guatemala
During the year, a pre-feasibility study was completed, as were preliminary studies on the geothermal power potential in the project area. Both reports showed potential for the project, especially with a combination of mining and geothermal power production. Permitting remains on hold as revisions to the Environmental Impact Study are carried out to refine the details of the project and the dewatering required to facilitate mining. Once initial approval is received, a contractor is set to begin work on the underground portal. Work with contractors and consultants to begin test well drilling for dewatering and geothermal information continues.
Dee Joint Venture, United States (Goldcorp’s interest – 40%)
As operator of the Dee Joint Venture, Barrick Gold discovered the South Arturo deposit in 2005 and continued exploration during 2006. During the year drilling totaled 60,000 meters in 183 holes identifying a preliminary resource of 2 million ounces of gold within a pit shell defined using a $575 gold price. Goldcorp’s share of this work totaled $3.9 million.
During 2007 additional drilling of 45 holes and 16,500 meters is planned. Additionally, a pre-feasibility study has been initiated with completion scheduled for mid-year. Goldcorp’s share of the 2007 work is estimated at $5.0 million.
GOLDCORP      |     23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2006	2005	2004

Depreciation and depletion	$324.2	$135.3	$21.4
Corporate administration	83.0	43.9	15.5
Exploration	29.0	8.0	6.7
Write-down of mineral interests	174.7	—	—
Depreciation and depletion related to mining activities increased to $324.2 million for the year, compared to $135.3 million in 2005, primarily as a result of the fair value allocations for acquisitions of certain Placer Dome’s mining assets and Glamis’ mining assets. In addition, part of the increase in 2006 and 2005 relates to the depreciation and depletion of Wheaton’s mining assets acquired in February 2005 and the resulting fair value allocation to those assets.
Corporate administration costs have increased year over year since 2004 due primarily to increased corporate activity relating to the acquisitions of Wheaton, Placer and Glamis. Included in corporate administrations are stock option expense in 2006 of $22.7 million (2005 — $13.9 million, 2004 — $5.1 million) which has increased due primarily to the continual vesting of previously issued stock options and additional stock option expense from the consolidation of Terrane and Silver Wheaton.
Exploration costs increased during 2006, compared to 2005, due primarily to the inclusion of certain Placer assets and Glamis’ operating results in 2006. The increase in total explorations costs from 2004 to 2005 reflects the addition of Wheaton assets.
The write down of mineral interests relates to a reduction in proven and probable reserves at Amapari being revised downward to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included in proven and probably reserves. As a result, the Company recorded an impairment charge of $174.7 million in 2006.
OTHER INCOME (EXPENSE)

	2006	2005	2004

Interest and other income	$18.3	$9.2	$9.3
Interest expense and financing fees	(44.8)	0.1	0.1
Gain on foreign exchange	5.3	0.5	0.2
Non-hedge derivative loss	(4.1)	—	—
Gain (loss) on marketable securities, net	(5.0)	10.2	(9.0)
Gain on sale of shares in subsidiaries, net	109.8	—	—
Dilution gains	63.8	18.7	—
Other	—	(3.6)	—

	143.3	35.1	0.6

During the current year, the Company incurred $44.8 million of interest expense and financing fees as a result of drawing down on credit facilities to fund the acquisition of certain Placer assets. Prior to the acquisition date of May 17, 2006, the Company did not have any debt outstanding in the two years previous.
The Company incurred $5.3 million of foreign exchange gains due mainly to the revaluation of future income tax assets and liabilities.
In the second quarter of 2006, the Company entered into 66 million pounds of copper forward contracts on its expected 2007 production, at a blended rate of $2.91 per pound and 30 million pounds of copper, on its expected 2008 production, at a blended rate of $2.55 per pound. The contracts do not satisfy the hedge effectiveness test, thus a mark-to-market loss of $4.1 million has been recognized in income for the year 2006.
24      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
During the current year, the Company recorded a $5 million provision for decline in the value of marketable securities. In 2005, the Company realized gains on disposal of marketable securities held of $10.2 million. In 2004, the Company recorded a $9.0 million provision for decline in the value of marketable securities.
In the fourth quarter of 2006, the Company completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million.
The Company’s interest in Silver Wheaton declined from 59% to 49% during the year from additional issuance of common shares by Silver Wheaton plus the sale of Silver Wheaton shares. This dilution of interest related to a Silver Wheaton public offering resulted in a dilution of gain of $61.4 million. In addition, the Company’s interest in Terrane declined from 81% to 77% during the year from additional issuance of common shares by Terrane. This dilution of interest resulted in a dilution gain of $2.4 million.
During the fourth quarter of 2005 Silver Wheaton, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%. As a result of the dilution in share ownership, a dilution gain of $18.7 million was recognized in 2005, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved.
Other costs in 2005 pertain to the acquisition of Wheaton in the amount of $3.6 million relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under accounting standards and thus have been expensed.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2006 totaled $154.5 million, approximately 26% of earnings before taxes and dilution gains. In 2005, income and mining taxes were $142.4 million, or 34% of earnings before taxes and dilution gains (2004 – $30.1 million or 37%).
The lower effective tax rate during 2006 is due to the lower statutory tax rates applicable to the newly acquired operations combined with the recognition of the tax rate reductions announced in Canada, which resulted in a reduction of future income tax liabilities of approximately $46 million.
NON-CONTROLLING INTERESTS
During the year ended December 31, 2006, the Company received 240 million convertible Series A preferred shares of Terrane Metals Corp at a price of C$0.50 per share. On a convertible basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding share. As a result, a non-controlling interest of $22 million was recognized on acquisition of Terrane.
On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement, at a price of C$0.75 per unit for gross proceed of C$10 million. Each unit consists of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%, resulting in a dilution gain of $2.4 million which has been recognized in operations for the current year.
In addition, during 2006, the Company’s interest in Silver Wheaton declined from 59% to 49%, as a result of the Silver Wheaton share issuances and Goldcorp’s disposition of Silver Wheaton shares. The dilution in ownership resulted in $61.4 million dilution gain in 2006 plus additional gain on sale of shares of $109.8 million.
During the year ended December 31, 2005, non-controlling interest, in the amount of $54.9 million, arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of additional shares by Silver Wheaton to non-controlling interests. The non-controlling interests share of Silver Wheaton net earnings for the year ended December 31, 2005 amounted to $8.6 million.
GOLDCORP      |     25

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
During the year ended December 31, 2006, the Company sold to Silver Wheaton 9.0 million ounces (2005 – 7.9 million ounces) of silver from a subsidiary at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 – $30.8 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2005 – $0.4 million). This agreement allows for cancellation with 30 days notice at any time.
In addition, during September 2006, in connection with the Company’s recent acquisition of Glamis, Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Penasquito Project in Mexico.
NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	2006	2005	2004

Operating expenses per financial statements	$643.8	$304.0	$66.6
Industrial minerals operating expense	—	(9.9)	(11.7)
Treatment and refining charges on concentrate sales	73.9	49.4	—
By-product silver and copper sales, and other	(643.2)	(304.8)	(3.5)
Non-cash adjustments	(17.5)	(9.5)	(2.2)

Total cash costs	$57.0	$29.2	$49.2

Divided by ounces of gold sold	1,708,000	1,344,600	427,600

Total cash costs per ounce of gold	$33	$22	$115

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2006 the Company held cash and cash equivalents of $555 million (December 31, 2005 – $562 million) and had working capital of $418 million (December 31, 2005 – $582 million).
The Company’s credit facilities include a $500 million revolving credit facility, a $550 million bridge facility and a $350 million revolving credit facility. The facilities are unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn down exceeds 50% of the facility amount. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Amounts drawn on the $500 million credit facility are required to be refinanced or repaid by July 29, 2010. Amounts drawn on the $350 million facility will be required to be refinanced or repaid on May 12, 2008 and amounts drawn on the $550 million facility will be required to be repaid on May 12, 2007. On May 12, 2006, $1.3 billion of these facilities were drawn down to fund the acquisition of certain Placer Dome assets. On June 9, 2006, the Company received approximately $455 million from the early warrant exercise transaction which was used to repay part of the credit facilities. On acquisition of Glamis, the Company assumed a $50 million revolving credit facility. This facility is available for drawdown in United States or Canadian dollars or ounces of silver with repayment at any time during the period ending March 4, 2008 at a bank-base rate or LIBOR (plus 0.25%-1.50% depending on financial ratios). The total amount of credit facilities drawn as at
26      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
December 31, 2006, is $925 million which includes $500 million drawn on the $500 million revolving credit facility, $100 million on the bridge facility, $290 million on the $350 million revolving credit facility and $35 million on the $50 million credit facility.
In the opinion of management, the working capital at December 31, 2006, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $17,966 million at December 31, 2006 from $4,066 million at December 31, 2005, primarily as a result of the acquisition of Glamis, Virginia, and certain Placer assets. The Glamis acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $10,770 million, an increase in total liabilities of $2,528 million, and an increase in shareholders’ equity of $8,242 million.
During the year, the Company generated operating cash flows of $791 million compared with $466 million during 2005. Cash dividend payments for the year totaled $79 million.
During the year ended December 31, 2006, the Company invested a total of $475 million in mining interests, including $100 million at Red Lake, $227 million at the Luismin operations, $17 million at Alumbrera, $25 million at Peak and $19 million at Éléonore.
As of March 8, 2007, there were 707.7 million common shares of the Company issued and outstanding and 15.1 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative instruments
Commencing in April 2006, the Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $2.0 million current derivative asset and a $6.1 million long-term liability as at December 31, 2006. A loss in the fair value of these contracts in the amount of $4.1 million has been recognized in earnings during the year.
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Contractual obligations
Commitments exist as at December 31, 2006 for capital expenditures of approximately $508.3 million, of which $375.2 million relates to Peñasquito. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2006 was $6.2 million (2005 – $7.6 million; 2004 – $5.3 million). Following is a schedule of future minimum rental and lease payments required:

2007	$7.6
2008	6.9
2009	3.3
2010	1.2
2011	1.1

20.1
Thereafter	—

Total minimum payments required	$20.1

GOLDCORP      |     27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
The following is a schedule of future bank credit facility repayments based upon maturity dates:

2007	$135.0
2008	290.0
2009	—
2010	500.0

$925.0

RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr McEwen for proceeds of $0.3 million.
RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.
Metal prices
Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2007 budgeted net earnings by approximately 42%, 3% or 8%, respectively.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars, Brazilian reals, Chilean peso, Guatemalan quetzal and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.
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Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Government regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Foreign operations
The Company’s operations are currently conducted in Mexico, Argentina, Australia, Brazil, Chile, Guatemala and Honduras, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Environmental
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
GOLDCORP      |     29

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $15,129 million at December 31, 2006, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The business combinations were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the
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Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), and Handbook Section 3865, Hedges (“Section 3865”), which become effective for the Company for periods beginning on or after January 1, 2007.
Comprehensive income
Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (“OCI”) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Goldcorp’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”), will be presented as a new category of Shareholders’ equity in the Consolidated Balance Sheet.
Financial instruments – recognition and measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging
GOLDCORP      |     31

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which Net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings.
Impact of adopting sections 1530, 3855 and 3865
A transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.
The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position. The Company is currently analyzing the requirements of these new standards.
OUTLOOK
The Company expects to produce 2.6 million ounces of gold at an average cash cost of $150/oz in 2007. Capital expenditures for the year are forecast at $750 million, including approximately $315 million at the Peñasquito project in Mexico, $110 million at Red Lake mine in Canada and $95 million at Los Filos and San Dimas—the latter of which includes the on-going construction of a hydroelectric power plant. Exploration expense for 2007 is forecast at $55 million, including $23 million in Canada and $22 million in Mexico.
SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS
On February 19, 2007, Goldcorp announced that it had signed a Letter of Intent to sell Peak mine in Australia and Amapari mine in Brazil to GPJ Ventures Ltd in exchange for $200 million in cash and $100 million in shares. Goldcorp will own approximately 22% of the new company after the transaction.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Controls Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
32      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
GOLDCORP      |     33

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2005, dated March 20, 2006, and other continuous disclosure documents filed by Goldcorp since January 1, 2006 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
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